SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ/MF Nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2

NOTICE TO THE SHAREHOLDERS

Pursuant to the terms of CVM Instruction 358, dated January 03, 2002, as amended, we hereby communicate to the shareholders and to the general public that as from March 08, 2010 Banco Bradesco S.A. will become the Depositary Institution of the Shares issued by VIVO PARTICIPAÇÕES S.A., in substitution for Banco Real. Said substitution will not entail any changes to the shareholders’ rights.

Assistance to the shareholders will be provided at any branch of Banco Bradesco S.A. in the whole domestic territory.

Additionally, we inform you that assistance to the shareholders in connection with the services mentioned below shall be suspended from February 22, 2010 until March 05, 2010, due to the migration process: (i) inquiries on the shareholding position; (ii) transfer of shares other than in stock exchanges; (iii) transfer of custody; (iv) payments of pending events; (v) updating of record data; and (vi) registration of encumbrances. Assistance to the shareholders will be regularly restored by Banco Bradesco S.A. from March 08, 2010.

Shareholders having their shares in custody with the Stock, Commodities and Futures Exchange – BM&FBovespa will continue to be regularly assisted by the respective Securities Brokers and/or Custody Agents. In these cases, trading in the Company’s shares in the BM&FBovespa will not be suspended.

São Paulo, February 19, 2010.

Cristiane Barretto Sales
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.